================================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                             ____________________


                                   FORM 11-K
                                 ANNUAL REPORT

                             ____________________


                       Pursuant to Section 15(d) of the

                        Securities Exchange Act of 1934


                             ____________________


                  For the Fiscal Year Ended December 31, 1998


                             _____________________


          JONES INTERCABLE, INC. ET AL PROFIT SHARING/RETIREMENT PLAN

                         Commission File No.  33-52813

                            ______________________


          Jones Intercable, Inc. et al Profit Sharing/Retirement Plan
                           9697 East Mineral Avenue
                             Englewood, CO  80112
                                (303) 705-3420
  (Name of issuer of securities held pursuant to the plan and address of its principal executive office)


================================================================================

            JONES INTERCABLE, INC. ET AL
            PROFIT SHARING/RETIREMENT PLAN

            FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
            AS OF DECEMBER 31, 1998 AND 1997
            TOGETHER WITH REPORT OF INDEPENDENT
              PUBLIC ACCOUNTANTS

                         JONES INTERCABLE, INC. ET AL
                         ----------------------------

                        PROFIT SHARING/RETIREMENT PLAN
                        ------------------------------


                FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                -----------------------------------------------

                          DECEMBER 31, 1998 AND 1997
                          --------------------------



                               TABLE OF CONTENTS
                               -----------------



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                1


FINANCIAL STATEMENTS:

 Statement of Net Assets Available for Benefits with Fund
   Information as of December 31, 1998                                  2

 Statement of Net Assets Available for Benefits with Fund
   Information as of December 31, 1997                                  3

 Statement of Changes in Net Assets Available for Benefits
  with Fund Information For the Year Ended December 31, 1998            4

NOTES TO FINANCIAL STATEMENTS                                           5-9

SUPPLEMENTAL SCHEDULES:

  Schedule I:    Item 27(a) Schedule of Assets Held for Investment
                 Purposes as of December 31, 1998                       10

  Schedule II:   Item 27(b) Schedule of Loans or Fixed Income
                 Obligations in Default as of December 31, 1998         11-17

  Schedule III:  Item 27(d) Schedule of Reportable Transactions for
                 the Year Ended December 31, 1998                       18-19


CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS                               20

SIGNATURE PAGE                                                          21

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of the
   JONES INTERCABLE, INC. et al PROFIT SHARING/RETIREMENT PLAN:

We have audited the accompanying statements of net assets available for benefits of the JONES INTERCABLE, INC. et al PROFIT SHARING/RETIREMENT PLAN (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1998 (Schedule I), Schedule of Loans or Fixed Income Obligations in Default as of December 31, 1998 (Schedule II), and Schedule of Reportable Transactions for the year ended December 31, 1998 (Schedule III) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Denver, Colorado,
 May 28, 1999.

                         JONES INTERCABLE, INC. ET AL
                         ----------------------------

                        PROFIT SHARING/RETIREMENT PLAN
                        ------------------------------


                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                ----------------------------------------------

                             WITH FUND INFORMATION
                             ---------------------

                            AS OF DECEMBER 31, 1998
                            -----------------------



                                                         CIGNA
                                      CIGNA              Stock        JIC Class A      Fidelity
                                      Guaranteed        Market          Common          Growth           Founders        Fidelity
                                      Long Term          Index           Stock       Opportunities       Balanced       Contrafund
                                      Account           Account         Account         Account          Account         Account
                                   --------------   --------------   -------------   --------------   -------------   -------------
ASSETS:
 Investments-
   Pooled separate accounts           $         -     $16,955,299      $        -      $6,872,872      $2,515,634      $2,792,568
   Unallocated insurance
    contracts                          20,097,871               -               -               -               -               -
   JIC Class A Common Stock                     -               -       3,907,680               -               -               -
   Participant loans                            -               -               -               -               -               -
                                      -----------     -----------      ----------      ----------      ----------      ----------
     Total investments                 20,097,871      16,955,299       3,907,680       6,872,872       2,515,634       2,792,568
                                      -----------     -----------      ----------      ----------      ----------      ----------
 Contributions receivable                  91,271          79,749          21,980          51,291          19,961          21,276
                                      -----------     -----------      ----------      ----------      ----------      ----------
NET ASSETS AVAILABLE FOR
 BENEFITS                             $20,189,142     $17,035,048      $3,929,660      $6,924,163      $2,535,595      $2,813,844
                                      ===========     ===========      ==========      ==========      ==========      ==========

                                      INVESCO           Janus
                                      Dynamics        Worldwide      Participant
                                      Account          Account          Loans            Total
                                   -------------   -------------  ----------------   -------------
ASSETS:
 Investments-
   Pooled separate accounts          $645,417       $2,176,633      $        -        $31,958,423
   Unallocated insurance
    contracts                               -                -               -         20,097,871
   JIC Class A Common Stock                 -                -               -          3,907,680
   Participant loans                        -                -       2,814,480          2,814,480
                                     --------       ----------      ----------        -----------
     Total investments                645,417        2,176,633       2,814,480         58,778,454
                                     --------       ----------      ----------        -----------
 Contributions receivable               7,846           23,783               -            317,157
                                     --------       ----------      ----------        -----------
NET ASSETS AVAILABLE FOR
 BENEFITS                            $653,263       $2,200,416      $2,814,480        $59,095,611
                                     ========       ==========      ==========        ===========

  The accompanying notes to financial statements are an integral part of this statement.

                         JONES INTERCABLE, INC. ET AL
                         ----------------------------

                        PROFIT SHARING/RETIREMENT PLAN
                        ------------------------------


                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                ----------------------------------------------

                             WITH FUND INFORMATION
                             ---------------------

                            AS OF DECEMBER 31, 1997
                            -----------------------



                                                                                                                    Warburg
                                                     CIGNA                                                           Pincus
                                    CIGNA            Stock           CIGNA        JIC Class A       Fidelity       Growth and
                                    Guaranteed      Market          Balanced        Common           Growth         Income
                                    Long Term        Index            Fund           Stock        Opportunities      Fund
                                    Account         Account         Account         Account          Account        Account
                                  ------------    -----------     -----------    ------------     -------------   -----------

ASSETS:
 Investments-
   Pooled separate accounts        $         -     $13,744,722     $2,024,734     $        -      $5,175,340      $1,401,590
   Unallocated insurance
    contracts                       18,846,620               -              -              -               -               -
   JIC Class A Common Stock                  -               -              -      1,761,943               -               -
   Participant loans                         -               -              -              -               -               -
                                   -----------     -----------     ----------     ----------      ----------      ----------
       Total investments            18,846,620      13,744,722      2,024,734      1,761,943       5,175,340       1,401,590
                                   -----------     -----------     ----------     ----------      ----------      ----------
NET ASSETS AVAILABLE FOR
 BENEFITS                          $18,846,620     $13,744,722     $2,024,734     $1,761,943      $5,175,340      $1,401,590
                                   ===========     ===========     ==========     ==========      ==========      ==========

                                      Founders         Fidelity        INVESCO        Janus
                                      Balanced        Contrafund       Dynamics     Worldwide  Participant
                                      Account          Account         Account       Account      Loans              Total
                                   ------------      -----------     -----------  ------------  ---------         ----------

ASSETS:
 Investments-
   Pooled separate accounts          $376,818        $553,287        $148,890      $688,746      $        -      $24,114,127
   Unallocated insurance
    contracts                               -               -               -             -               -       18,846,620
   JIC Class A Common Stock                 -               -               -             -               -        1,761,943
   Participant loans                        -               -               -             -       2,774,272        2,774,272
                                     --------        --------        --------      --------      ----------      -----------
       Total investments              376,818         553,287         148,890       688,746       2,774,272       47,496,962
                                     --------        --------        --------      --------      ----------      -----------
NET ASSETS AVAILABLE FOR
 BENEFITS                            $376,818        $553,287        $148,890      $688,746      $2,774,272      $47,496,962
                                     ========        ========        ========      ========      ==========      ===========


  The accompanying notes to financial statements are an integral part of this statement.

                          JONES INTERCABLE, INC. ET AL
                          ----------------------------

                         PROFIT SHARING/RETIREMENT PLAN
                         ------------------------------


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ---------------------------------------------------------

                             WITH FUND INFORMATION
                             ---------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      ------------------------------------




                                                                                                                        Warburg
                                                              CIGNA                                                      Pincus
                                            CIGNA             Stock           CIGNA      JIC Class A    Fidelity       Growth and
                                            Guaranteed       Market          Balanced      Common        Growth          Income
                                            Long Term         Index            Fund         Stock     Opportunities       Fund
                                            Account          Account         Account       Account       Account         Account
                                           -----------    ------------   -------------  -----------  --------------- -------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Contributions-
   Employer                               $   801,739     $   709,273    $   107,534    $  193,406    $   456,442    $    86,481
   Employee                                 1,800,107       1,748,801        237,930       343,073      1,189,817        207,717
   Rollover                                   125,672         203,404          1,131        43,241         63,358            538
   Loan repayment                             438,552         292,762         36,547        34,155        105,603         18,570
                                          -----------     -----------    -----------    ----------    -----------    -----------
       Total contributions                  3,166,070       2,954,240        383,142       613,875      1,815,220        313,306
                                          -----------     -----------    -----------    ----------    -----------    -----------
 Investment income-
   Interest and dividends                   1,168,189          61,745          5,267         7,077         20,074          3,542
   Net appreciation in
    fair value of
    investments                                     -       3,678,861        276,111     1,839,879      1,313,478        112,686
                                          -----------     -----------    -----------    ----------    -----------    -----------
     Total investment
      income                                1,168,189       3,740,606        281,378     1,846,956      1,333,552        116,228
                                          -----------     -----------    -----------    ----------    -----------    -----------
       Total additions                      4,334,259       6,694,846        664,520     2,460,831      3,148,772        429,534
                                          -----------     -----------    -----------    ----------    -----------    -----------
DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
 Distributions and
  withdrawals                              (2,874,880)     (1,897,701)      (304,158)     (296,878)      (986,261)      (119,969)
 Loan issues                                 (667,966)       (417,095)       (51,032)      (94,618)      (133,907)       (40,677)
                                          -----------     -----------    -----------    ----------    -----------    -----------
       Total deductions                    (3,542,846)     (2,314,796)      (355,190)     (391,496)    (1,120,168)      (160,646)
                                          -----------     -----------    -----------    ----------    -----------    -----------
NET TRANSFERS BETWEEN FUNDS                   551,109      (1,089,724)    (2,334,064)       98,382       (279,781)    (1,670,478)

 Increase (decrease) in
  net assets available for
  benefits                                  1,342,522       3,290,326     (2,024,734)    2,167,717      1,748,823     (1,401,590)
                                          -----------     -----------    -----------    ----------    -----------    -----------
NET ASSETS AVAILABLE FOR
 BENEFITS,
 December 31, 1997                         18,846,620      13,744,722      2,024,734     1,761,943      5,175,340      1,401,590
                                          -----------     -----------    -----------    ----------    -----------    -----------
NET ASSETS AVAILABLE FOR
 BENEFITS,
 December 31, 1998
                                          $20,189,142     $17,035,048    $         -    $3,929,660    $ 6,924,163    $         -
                                          ===========     ===========    ===========    ==========    ===========    ===========

                                                Founders      Fidelity      INVESCO        Janus
                                                Balanced     Contrafund     Dynamics     Worldwide   Participant
                                                Account       Account       Account       Account       Loans          Total
                                            --------------  ------------  -----------  ------------  ------------  ------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Contributions-
   Employer                                  $   65,650     $   88,197    $  55,881    $  183,127    $         -    $ 2,747,730
   Employee                                     168,042        236,887      158,721       473,713              -      6,564,808
   Rollover                                      21,364         37,583       23,709        52,062              -        572,062
   Loan repayment                                15,450         21,454       17,180        39,205     (1,019,478)             -
                                             ----------     ----------    ---------    ----------    -----------    -----------
       Total contributions                      270,506        384,121      255,491       748,107     (1,019,478)     9,884,600
                                             ----------     ----------    ---------    ----------    -----------    -----------
 Investment income-
   Interest income                                3,027          5,100        2,939        10,275              -      1,287,235
   Net appreciation in
    fair value of
    investments                                  85,383        358,795       74,642       259,901              -      7,999,736
                                             ----------     ----------    ---------    ----------    -----------    -----------
     Total investment
      income                                     88,410        363,895       77,581       270,176              -      9,286,971
                                             ----------     ----------    ---------    ----------    -----------    -----------
       Total additions                          358,916        748,016      333,072     1,018,283     (1,019,478)    19,171,571
                                             ----------     ----------    ---------    ----------    -----------    -----------
DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
 Distributions and
  withdrawals                                  (155,837)      (169,189)    (101,102)     (218,319)      (448,628)    (7,572,922)
 Loan issues                                    (18,511)       (20,613)     (16,461)      (47,434)     1,508,314              -
                                             ----------     ----------    ---------    ----------    -----------    -----------
       Total deductions                        (174,348)      (189,802)    (117,563)     (265,753)     1,059,686     (7,572,922)
                                             ----------     ----------    ---------    ----------    -----------    -----------
NET TRANSFERS BETWEEN FUNDS                   1,974,209      1,702,343      288,864       759,140              -              -

 Increase (decrease) in
  net assets available for
  benefits                                    2,158,777      2,260,557      504,373     1,511,670         40,208     11,598,649
                                             ----------     ----------    ---------    ----------    -----------    -----------
NET ASSETS AVAILABLE FOR
 BENEFITS,
 December 31, 1997                              376,818        553,287      148,890       688,746      2,774,272     47,496,962
                                             ----------     ----------    ---------    ----------    -----------    -----------
NET ASSETS AVAILABLE FOR
 BENEFITS,
 December 31, 1998
                                             $2,535,595     $2,813,844    $ 653,263    $2,200,416    $ 2,814,480    $59,095,611
                                             ==========     ==========    =========    ==========    ===========    ===========

  The accompanying notes to financial statements are an integral part of this statement.

                         JONES INTERCABLE, INC. ET AL
                         ----------------------------

                        PROFIT SHARING/RETIREMENT PLAN
                        ------------------------------


                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                          DECEMBER 31, 1998 AND 1997
                          --------------------------


(1)  DESCRIPTION OF THE PLAN
     -----------------------

The following description of the Jones Intercable, Inc. et al Profit Sharing/Retirement Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

On November 1, 1983, Jones Intercable, Inc. ("JIC") established the Plan. The Plan trustee is CG Trust Company, a wholly owned subsidiary of Connecticut General Life Insurance Company ("Connecticut General"). The Plan is a defined contribution plan with 3,160 and 3,154 participants at December 31, 1998 and 1997, respectively. The Plan is open to eligible employees of JIC and its subsidiaries as well as to eligible employees of an affiliate of JIC, Jones International, Ltd., and its subsidiaries (collectively referred to as the "Employer"). Effective April 1, 1999, the account balances of eligible employees of Jones International, Ltd. were transferred into the Jones International, Ltd. Retirement Savings Plan (the "Jones International Plan"). These participants became participants of the Jones International Plan as of the effective date. An employee is eligible to participate in the Plan upon completion of six months of service, as defined in the plan document.

The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), and includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

Participants may enter into a Salary Reduction Agreement in which they elect to defer any whole percentage from 1% to 16% of their compensation, as defined in the Plan ($10 minimum per pay period). The Employer matches 50% of the employee contributions up to a 6% participant deferral, with a minimum match of $20 per employee per pay period. Total deferrals on behalf of any participant are limited under the IRC ($10,000 in 1998). Total annual additions on behalf of any participant are limited to the lesser of 25% of compensation or $30,000. Annual additions are defined as employee contributions, employer contributions and forfeitures.

Participant accounts are credited with (1) employee deferral contributions, (2) Employer matching contributions and (3) Plan earnings or losses. Earnings from investment funds are allocated according to the plan document.

Each participant has the right to direct the investment by Connecticut General of all amounts allocated to the separate accounts of the participant under the Plan to the following investment accounts: CIGNA Guaranteed Long Term Account, CIGNA Stock Market Index Account, JIC Class A Common Stock Account, Fidelity Growth Opportunities Account, Founders Balanced Account, Fidelity Contrafund Account, INVESCO Dynamics Account and Janus Worldwide Account. During 1998, CIGNA Balanced Fund Account and Warburg Pincus Growth and Income Fund Account were eliminated as investment options. Balances in a participant's account may be transferred between the various accounts four times during a calendar year.

Participants are immediately 100% vested in both their own contributions and the Employer matching contributions. The entire participant account balance becomes payable upon termination, death, retirement or disability and can be received in a lump sum or installments, within certain limitations. Participants who have attained age 59 1/2 may withdraw all or a portion of their account balance. In addition, hardship withdrawals are available under certain circumstances.

In accordance with the Plan, participants are entitled to borrow funds from their account under certain circumstances as allowed by the Internal Revenue Service ("IRS"). The loans are limited to the lesser of $50,000 or 1/2 of the amount in a participant's account. The loans bear interest at prime plus 1/2%, and the term is not to exceed five years, unless the loan is used to acquire, construct, reconstruct or substantially rehabilitate a dwelling which is used as the principal residence of the participant, in which case the maximum term is ten years. Each loan shall be collateralized by the assignment of the borrower's collateral promissory note for the amount of the loan. In the event that a distribution is due to the participant borrower, the unpaid loan balance together with any interest due thereon, shall become due and payable and the Plan Administrator shall first satisfy any and all due indebtedness from the participant's account before making payment to the participant or the participant's beneficiary, if applicable. Approximately $1,508,000 of loans were issued during the year ended December 31, 1998. The total unpaid loan balance outstanding was approximately $2,814,000, and $2,774,000 at December 31, 1998 and 1997, respectively.

On April 7, 1999, Comcast Corporation ("Comcast") completed the acquisition of a controlling interest in JIC. As a result of this transaction, JIC is now a publicly-traded subsidiary of Comcast Cable Communications, Inc., a wholly owned subsidiary of Comcast. Effective October 1, 1999, the Plan will be merged with and into the Comcast Corporation Retirement-Investment Plan.

(2)  SUMMARY OF ACCOUNTING POLICIES
     ------------------------------

     Basis of Accounting
     --------------------

The accompanying financial statements of the Plan are prepared using the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

     Valuation of Investment Contracts
     ---------------------------------

Investments in the CIGNA Guaranteed Long Term Account are fully benefit-responsive and are carried at contract value. Contract value represents contributions made, plus interest at the contract rate and transfers, less distributions. Under the terms of the investment contracts, the crediting interest rate is determined semi-annually based on the insurance company's applicable rate schedule. The average yield of the investment contracts for the year ended December 31, 1998 was 6.25%. The average crediting interest rate for the investment contracts held as of December 31, 1998 and 1997 was 5.85% and 6.35%, respectively. The fair value of the investment contracts held as of December 31, 1998 and 1997 approximates contract value.

     Investments and Income Recognition
     ----------------------------------

Investments are carried at fair value, with the exception of the CIGNA Guaranteed Long Term Account (see above). Net appreciation/depreciation in the fair value of investments is determined as the difference between market value at the beginning of the year (or date purchased during the year) and selling price or year end market value. Cost is determined based on the original cost to acquire the asset.

     Expenses
     --------

All costs incurred in the administration of the Plan are paid by the Employer. All costs associated with the purchase of JIC Class A Common Stock (i.e. broker costs) are paid by the participants affecting the purchase.

     Benefits
     --------

Benefits are recorded when paid.

(3)  INVESTMENT FUNDS
     ----------------

Participants' accounts can be invested in the following investment portfolio accounts maintained by Connecticut General. The Plan's committee adopted a written investment policy, and the following funds have been selected in accordance with that policy.

     CIGNA Guaranteed Long Term Account
     ----------------------------------

The assets in this account are primarily invested in bonds, mortgages and real estate with fixed rates of return. Guaranteed rates of return are fixed periodically for this account.

     CIGNA Stock Market Index Account
     --------------------------------

This account, a common stock fund, is a pooled account investing primarily in S&P 500 common stocks and futures. The investment or reinvestment of such assets is made by Connecticut General to conform the composition of the account to the composition of the S&P 500 index.

     JIC Class A Common Stock Account
     --------------------------------

This account allows participants to invest in shares of JIC Class A Common Stock, which is publicly-traded on the NASDAQ exchange under the symbol JOINA.

     Fidelity Growth Opportunities Account
     -------------------------------------

This account is a Connecticut General separate account that invests wholly in the Fidelity Growth Opportunities Fund. This fund seeks to provide capital growth by investing primarily in common stocks and securities convertible into common stock.

     Founders Balanced Account
     -------------------------

This account is a Connecticut General separate account which invests wholly in the Founders Balanced Fund. This fund seeks current income and capital appreciation by investing in individual securities that have the potential to provide superior results over time.

     Fidelity Contrafund Account
     ---------------------------

This Fidelity account is a Connecticut General separate account which invests wholly in the Fidelity Contrafund. This fund seeks capital appreciation by focusing on companies that are currently out of public favor.

     INVESCO Dynamics Account
     ------------------------

This account is a Connecticut General separate account which invests wholly in the INVESCO Dynamics Fund. This fund seeks capital appreciation through an aggressive investment approach. The fund invests in a multitude of companies in various industries, thus seeking to achieve better-than-average capital growth.

     Janus Worldwide Account
     -----------------------

This account is a Connecticut General separate account which invests wholly in the Janus Worldwide Fund. This fund seeks long-term growth of capital in a manner consistent with the preservation of capital by investing in foreign as well as domestic securities.

As of December 31, 1998, there were 2,127; 1,807; 860; 1,261; 826; 798; 306; and
566 participants in the CIGNA Guaranteed Long Term Account, CIGNA Stock Market Index Account, JIC Class A Common Stock Account, Fidelity Growth Opportunities Account, Founders Balanced Account, Fidelity Contrafund Account, INVESCO Dynamics Account, and Janus Worldwide Account, respectively. The total of the eight accounts sums to a number which is greater than the number of total participants in the Plan as participants may invest in more than one account.

Investments that represent 5% or more of the Plan's assets as of December 31, 1998 and 1997 are separately identified in the statements of net assets available for benefits with fund information.

(4)  FEDERAL INCOME TAXES
     --------------------

The Plan has received a determination letter from the IRS dated December 17, 1994 in which the IRS stated that the Plan was qualified and that the trust established under the Plan is tax exempt. The Plan has been amended subsequent to receiving this letter. The Plan sponsor is of the opinion that the Plan, as amended, continues to comply in form and operation with the applicable requirements of the IRC.

(5)  RELATED PARTY TRANSACTIONS
     --------------------------

Certain Plan investments are units of pooled separate accounts and unallocated insurance contracts managed by Connecticut General. CG Trust Company is the trustee as defined by the Plan and, therefore, a party-in-interest to the Plan. Certain Plan investments are maintained in shares of JIC Class A Common Stock.

(6)  RISKS AND UNCERTAINTIES
     -----------------------

The Plan provides for various investments in pooled accounts, unallocated insurance contracts and JIC Class A Common Stock. Investments, in general, are subject to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, including JIC Class A Common Stock, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of changes in net assets available for benefits with fund information. Based upon advice received from the Plan committee's investment advisor, Global Portfolio Strategies, the fund selection complies with the requirements of ERISA Section 404(c).

                                                                      SCHEDULE I
                                                                      ----------
                          JONES INTERCABLE, INC. ET AL
                          ----------------------------

                         PROFIT SHARING/RETIREMENT PLAN
                         ------------------------------


           Item 27(a) SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           ----------------------------------------------------------

                            AS OF DECEMBER 31, 1998
                            -----------------------


                                                 Description of Investment Including
Identity of Issue, Borrower,                  Maturity Date, Rate of Interest, Collateral,                                 Current
 Lessor or Similar Party                                 Par, or Maturity Value                               Cost          Value
-----------------------------          -------------------------------------------------------------        ---------      --------
* Connecticut General Life Insurance
   Company:

                                            CIGNA Guaranteed Long Term Account           304,552 units     $20,097,872   $20,097,871

                                            CIGNA Stock Market Index Account             271,587 units      11,157,796    16,955,299

                                            JIC Class A Common Stock Account             109,689 units       1,941,489     3,907,680

                                            Fidelity Growth Opportunities Account         88,298 units       4,894,342     6,872,872

                                            Founders Balanced Account                    168,391 units       2,440,578     2,515,634

                                            Fidelity Contrafund Account                   35,088 units       2,451,440     2,792,568

                                            INVESCO Dynamics Account                      29,895 units         564,822       645,417

                                            Janus Worldwide Account                       40,540 units       1,928,757     2,176,633

Participant Loans (Interest rate ranges
 from 4.98% to 11.62%)                                                                     -                 2,814,480     2,814,480
                                                                                                           -----------   -----------
TOTAL INVESTMENTS                                                                                          $48,291,576   $58,778,454
                                                                                                           ===========   ===========

* Represents a party-in-interest to the Plan.

                                                                     SCHEDULE II
                                                                     Page 1 of 7

                          JONES INTERCABLE, INC. ET AL
                          ----------------------------

                         PROFIT SHARING/RETIREMENT PLAN
                         ------------------------------


      ITEM 27(b) SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS IN DEFAULT
      -------------------------------------------------------------------

                            AS OF DECEMBER 31, 1998
                            -----------------------


                                            Amount
                                        Received During
                            Original     Reporting Year      Unpaid                Detailed               Amount Overdue
   Identity and Address      Amount   -------------------  Balance at            Description            -------------------
        of Obligor          of Loan   Principal  Interest  End of Year             of Loan              Principal  Interest
-------------------------  ---------  ---------  --------  -----------  -----------------------------   ---------  --------
Employee No. 100157          $ 5,975     $910      $223       $2,641    Originated             7/7/95      $  534      $ 95
c/o Jones Intercable                                                    Due                    7/7/00
9697 East Mineral Avenue                                                Interest Rate             9.5%
Englewood, CO  80112                                                    Collateral is account balance

Employee No. 100190          $ 3,000     $206      $ 14       $  571    Originated            9/22/94      $  571      $ 15
c/o Jones Intercable                                                    Due                   9/22/98
9697 East Mineral Avenue                                                Interest Rate            8.25%
Englewood, CO  80112                                                    Collateral is account balance

Employee No. 100327          $ 7,000     $367      $141       $6,447    Originated            9/29/97      $1,249      $124
c/o Jones Intercable                                                    Due                   9/15/01
9697 East Mineral Avenue                                                Interest Rate            9.00%
Englewood, CO  80112                                                    Collateral is account balance

Employee No. 100529          $10,121     $337      $140       $6,265    Originated           12/31/93      $  475      $180
c/o Jones Intercable                                                    Due                   6/31/02
9697 East Mineral Avenue                                                Interest Rate            6.50%
Englewood, CO  80112                                                    Collateral is account balance

                                                                     SCHEDULE II
                                                                     Page 2 of 7

                          JONES INTERCABLE, INC. ET AL
                          ----------------------------

                         PROFIT SHARING/RETIREMENT PLAN
                         ------------------------------


      ITEM 27(b) SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS IN DEFAULT
      -------------------------------------------------------------------

                            AS OF DECEMBER 31, 1998
                            -----------------------


                                            Amount
                                        Received During
                            Original     Reporting Year      Unpaid                Detailed               Amount Overdue
   Identity and Address      Amount   -------------------  Balance at            Description            -------------------
        of Obligor          of Loan   Principal  Interest  End of Year             of Loan              Principal  Interest
-------------------------  ---------  ---------  --------  -----------  -----------------------------   ---------  --------
Employee No. 100592          $ 7,000       $651      $132      $ 5,504  Originated            7/24/97      $1,931      $273
c/o Jones Intercable                                                    Due                    6/9/99
9697 East Mineral Avenue                                                Interest Rate            6.50%
Englewood, CO  80112                                                    Collateral is account balance

Employee No. 100798          $11,000       $146      $ 82      $10,854  Originated            7/27/98      $  627      $317
c/o Jones Intercable                                                    Due                   4/12/03
9697 East Mineral Avenue                                                Interest Rate            9.00%
Englewood, CO  80112                                                    Collateral is account balance

Employee No. 100937          $ 6,200       $262      $124      $ 5,350  Originated            4/15/97      $  821      $335
c/o Jones Intercable                                                    Due                   6/15/01
9697 East Mineral Avenue                                                Interest Rate            9.00%
Englewood, CO  80112                                                    Collateral is account balance

Employee No. 100951          $ 5,026       $271      $ 29      $ 1,432  Originated            5/18/94      $  889      $ 61
c/o Jones Intercable                                                    Due                   5/18/99
9697 East Mineral Avenue                                                Interest Rate            7.25%
Englewood, CO  80112                                                    Collateral is account balance

                                                                     SCHEDULE II
                                                                     Page 3 of 7

                          JONES INTERCABLE, INC. ET AL
                          ----------------------------

                         PROFIT SHARING/RETIREMENT PLAN
                         ------------------------------


      ITEM 27(b) SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS IN DEFAULT
      -------------------------------------------------------------------

                            AS OF DECEMBER 31, 1998
                            -----------------------


                                            Amount
                                        Received During
                            Original     Reporting Year      Unpaid                Detailed               Amount Overdue
   Identity and Address      Amount   -------------------  Balance at            Description            -------------------
        of Obligor          of Loan   Principal  Interest  End of Year             of Loan              Principal  Interest
-------------------------  ---------  ---------  --------  -----------  -----------------------------   ---------  --------
Employee No. 101300           $1,500     $  171      $ 19       $  544  Originated            3/19/96      $  357      $ 22
c/o Jones Intercable                                                    Due                   3/19/99
9697 East Mineral Avenue                                                Interest Rate            8.75%
Englewood, CO  80112                                                    Collateral is account balance

Employee No. 101383           $3,064     $  127      $ 63       $2,731  Originated            6/13/97      $  391      $172
c/o Jones Intercable                                                    Due                   9/28/01
9697 East Mineral Avenue                                                Interest Rate            9.00%
Englewood, CO  80112                                                    Collateral is account balance

Employee No. 101401           $6,000     $   96      $131       $5,778  Originated             8/1/97      $  283      $381
c/o Jones Intercable                                                    Due                  12/15/06
9697 East Mineral Avenue                                                Interest Rate            9.00%
Englewood, CO  80112                                                    Collateral is account balance

Employee No. 101444           $2,850     $1,063      $124       $1,787  Originated            12/3/97      $1,787      $ 45
c/o Jones Intercable                                                    Due                   11/3/98
9697 East Mineral Avenue                                                Interest Rate            9.00%
Englewood, CO  80112                                                    Collateral is account balance

                                                                     SCHEDULE II
                                                                     Page 4 of 7

                          JONES INTERCABLE, INC. ET AL
                          ----------------------------

                         PROFIT SHARING/RETIREMENT PLAN
                         ------------------------------


      ITEM 27(b) SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS IN DEFAULT
      -------------------------------------------------------------------

                            AS OF DECEMBER 31, 1998
                            -----------------------


                                            Amount
                                        Received During
                            Original     Reporting Year      Unpaid                Detailed               Amount Overdue
   Identity and Address      Amount   -------------------  Balance at            Description            -------------------
        of Obligor          of Loan   Principal  Interest  End of Year             of Loan              Principal  Interest
-------------------------  ---------  ---------  --------  -----------  -----------------------------   ---------  --------
Employee No. 101496          $7,235      $ 50        $54        $7,185  Originated             5/7/98    $302         $316
c/o Jones Intercable                                                    Due                    9/7/06
9697 East Mineral Avenue                                                Interest Rate            9.00%
Englewood, CO  80112                                                    Collateral is account balance

Employee No. 101509          $4,350      $413        $47        $3,937  Originated             6/3/98    $994         $ 81
c/o Jones Intercable                                                    Due                    9/3/99
9697 East Mineral Avenue                                                Interest Rate            9.00%
Englewood, CO  80112                                                    Collateral is account balance

Employee No. 101519          $2,269      $265        $24        $  627  Originated           12/21/95    $627         $ 19
c/o Jones Intercable                                                    Due                  12/21/98
9697 East Mineral Avenue                                                Interest Rate            9.25%
Englewood, CO  80112                                                    Collateral is account balance

Employee No. 101595          $  560      $  -        $ -        $  541  Originated           12/31/93    $541         $ 60
c/o Jones Intercable                                                    Due                   5/15/97
9697 East Mineral Avenue                                                Interest Rate            6.54%
Englewood, CO  80112                                                    Collateral is account balance

                                                                     SCHEDULE II
                                                                     Page 5 of 7

                          JONES INTERCABLE, INC. ET AL
                          ----------------------------

                         PROFIT SHARING/RETIREMENT PLAN
                         ------------------------------


      ITEM 27(b) SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS IN DEFAULT
      -------------------------------------------------------------------

                            AS OF DECEMBER 31, 1998
                            -----------------------


                                            Amount
                                        Received During
                            Original     Reporting Year      Unpaid                Detailed               Amount Overdue
   Identity and Address      Amount   -------------------  Balance at            Description            -------------------
        of Obligor          of Loan   Principal  Interest  End of Year             of Loan              Principal  Interest
-------------------------  ---------  ---------  --------  -----------  -----------------------------   ---------  --------
Employee No. 101633           $1,100       $ 77      $ 12       $  418  Originated           11/21/94        $418      $ 19
c/o Jones Intercable                                                    Due                    7/6/96
9697 East Mineral Avenue                                                Interest Rate            8.25%
Englewood, CO  80112                                                    Collateral is account balance

Employee No. 101713           $6,900       $  4      $ 78       $6,896  Originated            4/27/98        $660      $342
c/o Jones Intercable                                                    Due                   4/27/03
9697 East Mineral Avenue                                                Interest Rate            9.00%
Englewood, CO  80112                                                    Collateral is account balance

Employee No. 101745           $6,400       $436      $101       $2,928  Originated            3/16/95        $915      $159
c/o Jones Intercable                                                    Due                   3/16/00
9697 East Mineral Avenue                                                Interest Rate            9.50%
Englewood, CO  80112                                                    Collateral is account balance

Employee No. 101838           $1,073       $119      $ 34       $  954  Originated            11/4/97        $223      $ 49
c/o Jones Intercable                                                    Due                   11/4/00
9697 East Mineral Avenue                                                Interest Rate            9.00%
Englewood, CO  80112                                                    Collateral is account balance

                                                                     SCHEDULE II
                                                                     Page 6 of 7

                          JONES INTERCABLE, INC. ET AL
                          ----------------------------

                         PROFIT SHARING/RETIREMENT PLAN
                         ------------------------------


      ITEM 27(b) SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS IN DEFAULT
      -------------------------------------------------------------------

                            AS OF DECEMBER 31, 1998
                            -----------------------


                                            Amount
                                        Received During
                            Original     Reporting Year      Unpaid                Detailed               Amount Overdue
   Identity and Address      Amount   -------------------  Balance at            Description            -------------------
        of Obligor          of Loan   Principal  Interest  End of Year             of Loan              Principal  Interest
-------------------------  ---------  ---------  --------  -----------  -----------------------------   ---------  --------
Employee No. 102018           $7,600       $ 50       $28       $7,550  Originated            3/20/98        $837      $424
c/o Jones Intercable                                                    Due                   3/20/03
9697 East Mineral Avenue                                                Interest Rate            9.00%
Englewood, CO  80112                                                    Collateral is account balance

Employee No. 102298           $1,100       $122       $35       $  978  Originated           11/17/97        $222      $ 57
c/o Jones Intercable                                                    Due                  11/17/00
9697 East Mineral Avenue                                                Interest Rate            9.00%
Englewood, CO  80112                                                    Collateral is account balance

Employee No. 102328           $2,300       $543       $96       $1,533  Originated             8/5/97        $405      $ 51
c/o Jones Intercable                                                    Due                    4/5/99
9697 East Mineral Avenue                                                Interest Rate            9.00%
Englewood, CO  80112                                                    Collateral is account balance

Employee No. 102392           $1,000       $ 43       $19       $  841  Originated             3/7/97        $134      $ 51
c/o Jones Intercable                                                    Due                    3/7/02
9697 East Mineral Avenue                                                Interest Rate            8.75%
Englewood, CO  80112                                                    Collateral is account balance

                                                                     SCHEDULE II
                                                                     Page 7 of 7

                          JONES INTERCABLE, INC. ET AL
                          ----------------------------

                         PROFIT SHARING/RETIREMENT PLAN
                         ------------------------------


      ITEM 27(b) SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS IN DEFAULT
      -------------------------------------------------------------------

                            AS OF DECEMBER 31, 1998
                            -----------------------


                                            Amount
                                        Received During
                            Original     Reporting Year      Unpaid                Detailed               Amount Overdue
   Identity and Address      Amount   -------------------  Balance at            Description            -------------------
        of Obligor          of Loan   Principal  Interest  End of Year             of Loan              Principal  Interest
-------------------------  ---------  ---------  --------  -----------  -----------------------------   ---------  --------
Employee No. 102995          $1,320       $137       $68       $1,130    Originated             8/7/97    $   87      $ 36
c/o Jones Intercable                                                     Due                    8/7/02
9697 East Mineral Avenue                                                 Interest Rate            9.00%
Englewood, CO  80112                                                     Collateral is account balance

Soc. Sec. No. ###-##-####    $1,950       $  -       $ -       $  478    Originated           12/31/93    $  478      $ 12
c/o Jones Intercable                                                     Due                  11/31/96
9697 East Mineral Avenue                                                 Interest Rate            6.49%
Englewood, CO  80112                                                     Collateral is account balance

Soc. Sec. No. ###-##-####    $7,500       $109       $45       $6,141    Originated           11/13/96    $1,137      $409
c/o Jones Intercable                                                     Due                  11/13/01
9697 East Mineral Avenue                                                 Interest Rate            8.75%
Englewood, CO  80112                                                     Collateral is account balance

                                                                    SCHEDULE III
                                                                     Page 1 of 2
                          JONES INTERCABLE, INC. ET AL
                          ----------------------------

                         PROFIT SHARING/RETIREMENT PLAN
                         ------------------------------


             ITEM 27(d) SCHEDULE OF REPORTABLE TRANSACTIONS (a) (b)
             ------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      ------------------------------------



                                                                                                              Current
                                                                                        Expenses             Value of
Identity of                                                                             Incurred    Cost     Asset on
Party                                         Number of    Purchase    Selling  Lease      With       of    Transaction      Net
Involved          Description of Asset      Transactions   Price       Price   Rental  Transaction  Asset      Date          Gain
---------------  -----------------------   -------------  ----------  ------- -------- -----------  -----      ----         ------
*Connecticut
  General
  Life Insurance
  Company           CIGNA Guaranteed
                    Long Term Account         195         $8,054,065  $        -   -        -   $8,054,065  $8,054,065  $        -
                                              343                  -   7,898,771   -        -    7,898,771   7,898,771           -

                  CIGNA Balanced Fund
                    Account                    85            450,651           -   -        -      450,651     450,651           -
                                              133                  -   2,712,266   -        -    1,987,977   2,712,266     724,289

                  CIGNA Stock Market
                    Index Account             172          6,187,258           -   -        -    6,187,258   6,187,258           -
                                              214                  -   6,661,324   -        -    4,650,544   6,661,324   2,010,780

                  Jones Intercable, Inc.
                    Class A Common
                    Stock Account             115          1,444,150           -   -        -    1,444,150   1,444,150           -
                                              168                  -   1,143,133   -        -      743,514   1,143,133     399,619

                  Fidelity Growth
                    Opportunities Account     124          2,350,691           -   -        -    2,350,691   2,350,691           -
                                              177                  -   2,015,044   -        -    1,564,036   2,015,044     451,008

                  Warburg Pincus Growth
                    and Income Fund
                    Account                    59            541,795           -   -        -      541,795     541,795           -
                                              123                  -   2,022,183   -        -    1,657,359   2,022,183     364,824

                                                                    SCHEDULE III
                                                                     Page 2 of 2
                          JONES INTERCABLE, INC. ET AL
                          ----------------------------

                         PROFIT SHARING/RETIREMENT PLAN
                         ------------------------------


             ITEM 27(d) SCHEDULE OF REPORTABLE TRANSACTIONS (a) (b)
             ------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      ------------------------------------



                                                                                                                 Current
                                                                                        Expenses                Value of
Identity of                                                                             Incurred    Cost        Asset on
Party                                         Number of    Purchase    Selling  Lease      With       of       Transaction   Net
Involved          Description of Asset      Transactions   Price       Price   Rental  Transaction  Asset         Date       Gain
---------------  -----------------------   -------------  ----------  ------- -------- -----------  -----         ----      ------
                 Founders Balanced
                  Account                         83      $2,529,259  $      -    -        -      $2,529,259  $2,529,259  $     -
                                                  97               -   475,196    -        -         458,295     475,196   16,901

                Fidelity Contrafund
                  Account                         97       2,255,956         -    -        -       2,255,956   2,255,956        -
                                                  96               -   380,754    -        -         357,035     380,754   23,719

                Janus Worldwide
                  Account                        156       2,136,551         -    -        -       2,136,551   2,136,551        -
                                                 114               -   929,890    -        -         911,518     929,890   18,372

* Represents a party-in-interest to the Plan.

(a) Represents transactions or a series of transactions in excess of 5% of the fair value of Plan assets at the beginning of the Plan year.

(b) This schedule was prepared using the alternative way of reporting (iii) series of transactions under DOL Regulation 2520.103-6 (d) (2).

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         Jones Intercable, Inc. et al Profit Sharing/Retirement Plan

June 29, 1999            /s/ Joseph J. Euteneuer
                         -----------------------------------
                         Joseph J. Euteneuer
                         Vice President (Authorized Officer)





                                     -21-